
AGENiX


SEC MAIL PROCESSING
RECEIVED
SEP 2006
WASH. D.C.
160
SECTION

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC#82-5258



06016891

7 September 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 7 September 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL



Company Announcement

7 September 2006

Agenix Announces Appointment of World Class Scientific Advisory Board

World-renowned experts in monoclonal antibody discovery and development have today been named as the newly-appointed members of the Agenix Scientific Advisory Board ("SAB"). The five members, who originate from Australia and the United States, have extensive academic, clinical and industry experience in bringing important new biological compounds through product development and into the clinic.

"We are privileged to have such distinguished advisors, all of whom are widely recognized experts in their respective fields", said Mr Neil Leggett, Agenix CEO and Managing Director.

The Scientific Advisory Board members will be:

- Associate Professor Andrew Scott, Director, Centre for PET, Austin Hospital; Director, Ludwig Institute for Cancer Research, Melbourne Centre for Clinical Sciences; and Associate Professor, Department of Medicine, University of Melbourne Dr. Scott will be Chairman of the SAB;
- Dr Paul Eisenberg, who continues to be a key consultant to Agenix with regard to its ThromboView® project, and now Vice President, Global Safety with world-leading biotech Amgen;
- Dr Dan Shochat, Executive Vice President, Development, KaloBios Pharmaceuticals Inc., Palo Alto, USA;
- Dr Louis Weiner, Vice President, Translational Research; Chairman, Department of Medical Oncology, Fox Chase Cancer Center, Philadelphia, USA; and
- Professor Stanley J Goldsmith, Director of Nuclear Medicine, Professor of Radiology and Medicine, Weill Cornell Medical Centre, New York Presbyterian Hospital, New York, USA.

The Scientific Advisory Board will play a critically important role in guiding the implementation of previously announced corporate strategies, which see Agenix leverage its key core competencies and intellectual assets and build a strong product development franchise in the monoclonal antibody space.

A/Prof Andrew Scott, Chair of the SAB, commented: "The team at Agenix is one of very few companies in Australia to have taken a monoclonal antibody all the way from bench research, through humanization procedures, pre-clinical characterization, first-in-man safety evaluation and on to late stage phase II clinical studies. The effort and experiential learning of current endeavours will hold the company in good stead as it broadens its focus to evaluate and acquire new antibody development opportunities."

The expertise that each SAB member brings to Agenix is second to none. Mr Leggett commented, "A/Prof Scott has been instrumental in the discovery and characterization of a significant number of important antibodies during his time at LICR. Dr Dan Shochat, now involved with highly-regarded Californian start-up Kalobios,was key to the development of Mylotarg®, CEA-Scan®, and more recently Bexxar®. Dr. Louis Weiner is one of the world's foremost oncologists and has a special interest in using innovative therapies such as antibodies to mobilize the patient's immune system to fight cancer. Dr Stan Goldsmith is a luminary in the field of Nuclear Medicine and has a clinical research interest in using radionuclides conjugated to targeting antibodies. Dr. Paul Eisenberg, who has been a key advisor to Agenix over many years, is extremely knowledgeable on all aspects of clinical development of these compounds".

"The Agenix team has taken ThromboView® from the research bench through to a point where we are ready to partner the product and commence later stage clinical trials. The SAB will play a key role in guiding Agenix's goal of assembling a rich pipeline of monoclonal antibody candidates to which the Agenix team can add value through its development expertise," said Mr Leggett.

About the SAB

A/Prof Andrew Scott MBBS (Hons) MD FRACP DDU

Dr. Andrew Scott trained in Internal Medicine, Nuclear Medicine and Tumour Immunology in Sydney, and at Memorial Sloan-Kettering Cancer Center, USA. His research is focused on developing innovative strategies for targeted therapy of cancer with monoclonal antibodies and cell signalling inhibition, and in oncology applications such as tumour staging and molecular characterization techniques with positron emission tomography (PET). He has been involved in the preclinical development and first-in-man trials of six recombinant antibodies in cancer patients, and five antibodies from his program have been licensed to biotech and pharma companies. His current appointments include Director, Centre for PET, Austin Hospital; Director, Ludwig Institute for Cancer Research, Melbourne Centre for Clinical Sciences; and Associate Professor, Department of Medicine, University of Melbourne.

Dr. Dan Shochat PhD

Dr. Dan Shochat has more than 23 years industry experience in leading pharmaceutical and biotech companies and is a pioneer in the antibody development arena. He has been instrumental in the invention and development of the approved *in vivo* tumour imaging reagent CEA-Scan™ and the first approved antibody-drug conjugate, Mylotarg™. He was pivotal to the development of Bexxar™, a radioiodinated antibody for the treatment of Non-Hodgkin's Lymphoma that was approved by the FDA in June 2003. In 2001 he joined Deltagen as Vice President of Pharmaceutical Development and in 2003 co-founded Celscia Therapeutics Inc., a therapeutic antibodies development company, which merged with KaloBios Therapeutics in January 2004. He is currently Executive Vice President, Development at KaloBios Therapeutics. Since 2000, Dr. Shochat has been a member of the Technical Advisory Committee to the Board of Directors of the Australian Nuclear Science and Technology Organization and he also serves as a consultant and a member of scientific advisory boards of several biopharmaceutical companies, non-profit organizations and venture capital funds.

Dr Paul Eisenberg MD MPH

Dr. Eisenberg is Vice President of Global Safety at Amgen. Prior to joining Amgen, Dr. Eisenberg was the Vice President of Lilly Global Product Safety. At Lilly, he also led Clinical Development teams in Cardiovascular, Critical Care, and Inflammation as Vice President, Internal Medicine and in discovery as Executive Director of Cardiovascular Research and Clinical Investigation. Dr. Eisenberg received his M.D. from New York Medical College and M.P.H. in Tropical Medicine from Tulane University School of Public Health. He was a Professor of Medicine at Washington University in St. Louis where his academic career was focused on basic and clinical research in cardiovascular disease and thrombosis. He has been involved in the discovery and development of numerous new molecular entities in both his academic and industry career.

Dr. Louis Weiner MD

Dr Weiner has been Chairman of Medical Oncology at Fox Chase Cancer Center since 1994 and Vice President, Translational Research since 2002. His clinical and laboratory research focuses on the role of monoclonal antibodies and biologic response modifiers in the treatment of cancer. He specializes in treating patients with diseases of the gastrointestinal system and was a key investigator in the early panitumumab studies. His laboratory designs and produces new antibody-based proteins to improve their tumour-targeting and immune-stimulating properties. In 2001, Dr Weiner received the Scientific Research Award from the American Cancer Society – Southeast Region. He has also received the Janssen Pharmaceutica Research Foundation's Award for contributions to the field of Receptor Targeted Therapy. He lectures extensively on targeted therapies for cancer and has organized numerous international meetings on antibody engineering and immunotherapy.

Professor Stan Goldsmith MD

Prof. Goldsmith is a luminary in the field of Nuclear Medicine. Since 1995, he has been the Director of the Division of Nuclear Medicine at the New York Presbyterian Hospital and the Professor of Radiology and Medicine at the Weill Medical College of Cornell University. He was President of the Society of Nuclear Medicine in 1985-86 and Editor-in-Chief of the Journal of Nuclear Medicine from 1994-1999. He has participated in many government advisory committees and received numerous awards in his long and distinguished career. He brings extensive experience in the field of Nuclear Medicine to Agenix and has consulted on a number of Scientific Advisory Boards in the biopharmaceutical industry.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus to build and develop a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.

www.agenix.com